SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Novavax, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
670002 10 4

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☑     Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	670002 10 4	13G	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS Prospect Venture Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,169,409 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,169,409 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,169,409 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.58% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is filed by Prospect Venture Partners III, L.P., a Delaware limited partnership (“ PVP III” ) and Prospect Management Co. III, L.L.C., a Delaware limited liability company (“PMC III,” together with PVP III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by PVP III. The shares include 17,591 shares of Common Stock issuable to PVP III pursuant to an outstanding warrant exercisable January 31, 2009. PMC III serves as the general partner of PVP III, and may be deemed to own beneficially the shares held by PVP III, however PMC III owns no securities of the Issuer directly.
(3) This percentage is calculated based upon 69,169,665 shares of the Common Stock outstanding (as of October 31, 2008), as set forth in the Issuer’ s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

CUSIP No.	670002 10 4	13G	Page	3	of	6 Pages

1	NAMES OF REPORTING PERSONS Prospect Management Co. III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,169,409 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,169,409 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,169,409 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.58% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13G is filed by the “Reporting Persons”. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by PVP III. The shares include 17,591 shares of Common Stock issuable to PVP III pursuant to an outstanding warrant exercisable January 31, 2009. PMC III serves as the general partner of PVP III, and may be deemed to own beneficially the shares held by PVP III, however PMC III owns no securities of the Issuer directly.
(3) This percentage is calculated based upon 69,169,665 shares of the Common Stock outstanding (as of October 31, 2008), as set forth in the Issuer ’ s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

Item 1(a).	Name of Issuer:

Novavax, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9920 Belward Campus Drive
Rockville, Maryland 20850

Item 2(a).	Name of Person Filing:

Prospect Venture Partners III, L.P. (“PVP III”)
Prospect Management Co. III, L.L.C. (“PMC III”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301

Item 2(c).	Citizenship:

PVP III — Delaware, United States of America
PMC III — Delaware, United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

670002 10 4

Item 3.	Not applicable.
Item 4. Ownership. The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of December 31, 2008:

		Warrants		Shared	Sole	Shared
	Shares Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	of Class (2)
PVP III	3,151,818	17,591	0	3,169,409	0	3,169,409	3,169,409	4.58%

PMC III	0	0	0	3,169,409	0	3,169,409	3,169,409	4.58%

(1)	PMC III serves as the general partner of PVP III, and may be deemed to own beneficially the shares held by PVP III, however PMC III owns no securities of the Issuer directly.

(2)	This percentage is calculated based upon 69,169,665 shares of the Common Stock outstanding (as of October 31, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.
Item 5. Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
     Not applicable.

Page 4 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of a Group
     Not applicable.
Item 10. Certification
     Not applicable.

Page 5 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2009
PROSPECT VENTURE PARTNERS III, L.P.

By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

/s/ Dave Markland

Dave Markland
Attorney-in-Fact
PROSPECT MANAGEMENT CO. III, L.L.C.

/s/ Dave Markland

Dave Markland Attorney-in-Fact

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 6 of 6 Pages